
Mail Stop 3561

September 24, 2015

Mats Wallin
Chief Financial Officer
Autoliv, Inc.
Vasagatan 11, 7th Floor, SE-111 20
Box 70381
SE-107 24 Stockholm, Sweden

> **Re: Autoliv, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Form 10-Q for the Quarterly Period March 31, 2015**
> **Response dated June 23, 2015**
> **File No. 001-12933**

Dear Mr. Wallin:

We have reviewed your June 23, 2015 response to our comment letter dated May 27, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the quarter ended March 31, 2015

11. Contingent Liabilities

Antitrust matters, page 15

1.   We note your response to our prior comment number 4; however, it does not appear that your recognition of the settlement payment as an operating expense is consistent with GAAP. Since the settlement payment was made to your customer, we believe the payment is within the scope of ASC 605-50. ASC 605-50-45-2 requires cash consideration paid to a customer be classified as a reduction of revenues unless the vendor receives an identifiable benefit and fair value of that benefit can be reliably measured. Based upon your prior responses, it appears that the entire amount should be

characterized as a reduction of revenues within your income statement. Please advise or revise your financial statements accordingly.

You may contact Beverly A. Singleton at (202) 551-3328 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure